                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 11-K

                                ANNUAL REPORT
      PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934




[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934


For the fiscal year ended:              June 30, 2003
                          ---------------------------------------------

Commission file number:                 1-13988
                       ------------------------------------------------

                     DeVry Inc. Profit Sharing Retirement Plan
-----------------------------------------------------------------------
A. Full title of the plan:

                     DeVRY INC.
                     ONE TOWER LANE, SUITE 1000
                     OAKBROOK TERRACE, ILLINOIS 60181
-----------------------------------------------------------------------
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:



                            REQUIRED INFORMATION

The Plan's audited financial statements and other required information are attached on the following pages.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the DeVry Inc. Profit Sharing Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              DeVry Inc. Profit Sharing Retirement Plan
                              -----------------------------------------
                                            (Name of Plan)

Date: December 19, 2003       By: /s/MARILYNN J. CASON
                                  ---------------------------------
                                  Marilynn J. Cason - Administrator





Total Number of Pages 14

                          DEVRY INC.
                PROFIT SHARING RETIREMENT PLAN

            REPORT ON AUDITED FINANCIAL STATEMENTS
                   AND SUPPLEMENTAL SCHEDULE

              YEARS ENDED JUNE 30, 2003 AND 2002

                          DEVRY INC.
                PROFIT SHARING RETIREMENT PLAN
                ------------------------------


                       TABLE OF CONTENTS
                       -----------------


                                                    Pages
                                                    -----
Independent Auditors' Report                         1-2

Financial Statements:

 Statements of Net Assets Available for Benefits      3

 Statements of Changes in Net Assets Available
  for Benefits                                        4

 Notes to Financial Statements                       5-10

Supplemental Schedule:

 Schedule of Assets Held for Investment Purposes      11

                 Independent Auditors' Report


To the Participants and Administrator of The DeVry Inc. Profit Sharing Retirement Plan


We have audited the accompanying statements of net assets available for benefits of DeVry Inc. Profit Sharing Retirement Plan (the Plan) as of June 30, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of DeVry Inc. Profit Sharing Retirement Plan as of June 30, 2003 and 2002 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our  audits  were  performed for the  purpose  of  forming  an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at June 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hill, Taylor LLC

October 31, 2003


                          DEVRY INC.
                PROFIT SHARING RETIREMENT PLAN
                ------------------------------
        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
        -----------------------------------------------
                    JUNE 30, 2003 AND 2002
                    ----------------------

                                          2003           2002
  Assets                             -----------    -----------
  ------
Investments, at market value       $ 153,103,637  $ 140,587,223

Receivables:
  Accrued investment income                5,637          7,222
  Employee 401(k) contributions          452,380        419,855
  Company contributions                4,645,036      4,443,190
                                     -----------    -----------
                                       5,103,053      4,870,267
                                     -----------    -----------
Net Assets Available for Benefits  $ 158,206,690  $ 145,457,490
                                     ===========    ===========














The accompanying notes are an integral part of these financial statements.

                          DEVRY INC.
                PROFIT SHARING RETIREMENT PLAN
                ------------------------------
              STATEMENTS OF CHANGES IN NET ASSETS
                    AVAILABLE FOR BENEFITS
                    ----------------------
              YEARS ENDED JUNE 30, 2003 AND 2002
              ----------------------------------


                                                 2003           2002
                                             -----------   ------------
Additions:
 Additions to net assets attributed to:
  Employee 401(k) contributions            $  10,697,429  $   9,835,210
  Employer 401(k) matching contributions       2,402,142      2,219,710
  Company discretionary contributions          4,545,587      4,348,394
  Assets transferred from other plans            401,485        457,083
  Interest and dividends on invested funds     2,937,533      3,000,888
  Realized and unrealized gains
   on invested funds                           8,757,120      2,172,945
                                             -----------    -----------
      Total additions                         29,741,296     22,034,230
                                             -----------    -----------
Deductions:
 Deductions from net assets attributed to:
  Investment and administrative expenses         114,296        120,939
  Distributions to employees                   8,300,076      4,475,126
  Realized and unrealized losses
   on invested funds                           8,577,724     25,009,057
                                             -----------    -----------
      Total deductions                        16,992,096     29,605,122
                                             -----------    -----------
      Net increase (decrease)                 12,749,200     (7,570,892)

Net assets available for benefits:
 Beginning of year                           145,457,490    153,028,382
                                             -----------    -----------
 End of year                               $ 158,206,690  $ 145,457,490
                                             ===========    ===========


The accompanying notes are an integral part of these financial statements.

                          DEVRY INC.
                PROFIT SHARING RETIREMENT PLAN
                ------------------------------
                 NOTES TO FINANCIAL STATEMENTS
                 -----------------------------
              YEARS ENDED JUNE 30, 2003 AND 2002
              ----------------------------------


1. General Description of the Plan:
   -------------------------------
   The following brief description of the DeVry Inc. Profit Sharing Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   The Plan, as amended, is a participant-directed defined contribution plan with elective employee participation on a before-tax basis under Section 401(k) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all United States of America employees of DeVry Inc. (the Company), and its subsidiaries, eligible on the date of hire to make employee contributions. Participants are eligible for the Company's matching contributions and profit sharing contributions after completing one year of service with 1,000 or more hours worked. New employees who were participants in other qualified retirement plans are permitted to transfer their vested account balances to the Plan. The Plan covered 4,187 and 3,679 of the Company's employees at June 30, 2003 and 2002, respectively. This includes 1,147 and 987 former employees for whom benefits had not yet been distributed as of June 30, 2003 and 2002, respectively. The Plan was last amended to be effective as of January 1, 2002, to reflect the adoption of certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

   The  Company  is  the administrator of the Plan.  Effective
   July   1,   2000,  the  Company  engaged  American  Express
   Retirement Services as trustee of the Plan to perform certain administrative and record keeping services.

   Pursuant to the Plan, eligible employees may elect to contribute from 1-15% of their annual eligible compensation on a before-tax basis as limited by the Internal Revenue Code. Highly compensated employees of the Company, as defined by the Internal Revenue Code, are limited to contributing a maximum of 10% of their compensation. In accordance with the Internal Revenue Code, eligible employees could contribute a maximum of $12,000 and $11,000 during calendar years 2003 and 2002, respectively.

   The Company makes a matching contribution for all participants who have elected to make 401(k) contributions. This matching contribution is equal to 1% of gross pay if a participant contributes 1% of his or her eligible compensation. The matching contribution is 2% if a participant contributes 2% or more of his or her eligible

   -------------------------------------------
   compensation. The Company may also make a discretionary contribution in an amount determined annually by its board of directors.

   Participants in the Plan may elect each month to invest their contributions and previous account balances in 1% increments in any of the funds described below. However, investments in the DeVry Inc. Stock Fund may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this fund.

   U.S.  Government  Securities Fund II -  Invests  in  direct
   U.S. Government obligations including Treasury bills and other short-term securities backed by the full faith and credit of the U.S. Government. The assets are managed by American Express Trust Company as part of the American Express Trust U.S. Government Securities Fund II.

   Income Fund - Invests in commercial mortgages and privately placed and publicly traded fixed income securities, including corporate bonds, asset-backed securities and residential mortgage bonds. The assets are invested in the CIGNA Income Fund.

   Diversified Bond Fund - Invests in high-quality, highly liquid fixed income securities. The Fund may invest in investment grade fixed-income securities, including U.S. Government (and agency) securities, corporate bonds, mortgage-related securities, and asset backed securities. The assets are invested in the American Express Diversified Bond Fund (Class Y).

   Balanced Fund - Invests in a broadly diversified portfolio of high yielding securities including common stocks, preferred stocks, convertible securities and bonds. Emphasis is placed principally on current income with capital growth a secondary consideration. The assets are invested in the AIM Balanced Fund (Class A).

   Equity Index Fund - Invests in a portfolio consisting of common stocks of the S&P 500 Index, an unmanaged index. The assets are managed by American Express Trust Company as part of the American Express Trust Equity Index Fund I.

   Income and Growth Fund - Invests primarily in common stocks selected from a universe of the 1,500 largest companies traded in the United States. The assets are invested in the American Century Income & Growth Fund (Advisor Class).

   Growth Fund - Invests in a portfolio of companies with significant growth potential due to superiority in technology, marketing, or management. Stocks of these companies may be subject to more price volatility than the stock market as a whole. The assets are invested in the American Express New Dimensions Fund (Class Y).

   -------------------------------------------
   Large  Cap  Core Fund - Typically owns between 90  and  120
   different   stocks  diversified  across  industry   sectors
   similar to the S&P 500 Index. The assets are invested in the Bank of America Large Cap Core Equity Fund.

   International Fund - Invests in common stocks of issuers outside the United States with expected high growth rates, financial strength, a high current valuation, management expertise and innovation. The assets are invested in the Janus Overseas Fund.

   Emerging Growth Fund - Invests in common stocks of small or medium-sized companies. Stocks of these companies may be subject to abrupt or erratic price movements. Some of these companies may also have fewer financial resources. The assets are managed by American Express Trust Company as part of the American Express Trust Emerging Growth Fund II.

   DeVry  Inc. Stock Fund - Invests only in the common  stock,
   $0.01 par value, of the Company. The assets are managed by the Plan's trustee, American Express Trust Company.

   The number of participants in each of the Plan's funds was as follows:

                                              June 30
                                          ----------------
                                           2003      2002
                                          ------    ------
     U.S. Government Securities Fund II    2,100     1,520
     Income Fund                           1,901     1,214
     Diversified Bond Fund                   840       660
     Balanced Fund                         1,186     1,182
     Equity Index Fund                       540       454
     Income and Growth Fund                  452       387
     Growth Fund                             523       458
     Large Cap Core Fund                   1,602     1,674
     International Fund                      569       527
     Emerging Growth Fund                  1,492     1,510
     DeVry Inc. Stock Fund                 1,526     1,569

   Participants are fully vested in their 401(k) contributions and related investment earnings or losses. Participants vest in the Company's matching and discretionary contributions and related investment earnings and losses based upon the following vesting schedule:

   -------------------------------------------

       Years of Service                  Vesting %
       ----------------                  ---------
              1                               20%
              2                               40%
              3                               60%
              4                               80%
              5                              100%

   Participant contributions and the Company's contribution for its 1% or 2% match of compensation of participants who make 401(k) contributions on a before-tax basis are allocated after each payroll to participants' accounts. The Company's discretionary contribution, if any, is allocated to participants' accounts following the end of the  plan  year for which the contribution is declared.  As of June 30, 2003, the discretionary contribution of $4,545,396 for the plan year 2003 has not yet been allocated to participants' accounts. Interest, dividends and investment gains or losses are allocated to participants' accounts daily. Allocations are based upon participants' earnings, seniority or account balances as defined in the Plan. Forfeitures of the unvested or unclaimed portions of former participants' balances are annually allocated to the accounts of the remaining participants.

   Former employees may elect to receive a lump sum distribution or, under certain circumstances, to maintain their vested account balances in the Plan but they are not eligible to receive any future Company matching or discretionary contributions.

   Active   participants  may,  under  certain  circumstances,
   withdraw a portion of their 401(k) account balance. These withdrawals may be in the form of loans, which are to be repaid with interest over a period not to exceed five years (ten years under certain limited circumstances). Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The interest  rate  is based on the prime rate plus  1%.  Loans
   are    repaid   through   payroll   deductions.   Permanent
   withdrawals of contributions, but not earnings, may also be made if the Internal Revenue Service (IRS) defined hardship conditions are met. A permanent withdrawal is treated as a taxable distribution to the participant. Upon retirement or after age 59 1/2, participants may elect a lump sum distribution or one of several annuity payment plans.

   The Company anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants' accounts will be allocated in accordance with the provisions of the Plan. The resultant participants' accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

2. Summary of Significant Accounting Policies:
   ------------------------------------------
   (a) Basis of Accounting
       -------------------
       The financial statements of the Plan are prepared on the accrual basis of accounting.

   (b) Use of Estimates
       ----------------
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

   (c) Risk and Uncertainties
       ----------------------
       The Plan provides for various investment options in several mutual funds. Investing in mutual funds presents various risks, such as interest rate and market volatility. Due to the level of risk associated with certain investment options and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net asset available for benefits and the statements of changes in net assets available for benefits.

   (d) Contributions
       -------------
       Contributions from participants are recorded in the period payroll deductions are made. The Company's 401(k) matching contributions are recorded in the same period as the participant contributions are made. The Company's discretionary contribution, if any, is recorded in the period for which the contribution is declared.

   (e) Valuation and Income Recognition
       --------------------------------
       The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and collective investment trusts are valued at the net asset value of shares or units held by the plan at year end. Participant loans receivable are stated at cost, which approximates fair market value.

       Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

   (f) Expenses
       --------
       Investment expenses incurred by the manager of the funds and directly related

   ------------------------------------------------------
       administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by the Company.

3. Investments:

   The following presents investments (all are participant-directed) that represent 5 percent or more of the Plan's net assets.

                                                       June 30
                                           ----------------------------
                                                2003            2002
                                           ------------     -----------
     U.S. Government Securities Fund II
       (7,805,074.070 units at
       June 30, 2003)                     $   7,805,074    $          -
     CIGNA Income Fund (3,618,843.219
        and 3,349,370.393 units at
        June 30, 2003 and 2002,
        respectively)                        42,926,718       37,774,199
     AIM Balanced Fund (Class A)
       (398,289.428 and 362,421.715
       units at June 30, 2003
       and 2002, respectively)                8,830,077        8,223,349
     Bank of America Large Cap Core Fund
       (5,973,605.029 and
        6,004,304.760 units
        at June 30, 2003 and 2002,
        respectively)                        39,748,368       40,144,782
     American Express Trust Emerging
       Growth Fund II (1,158,160.553 and
       1,087,253.813 units at
       June 30, 2003 and 2002,
       respectively)                         18,392,748       17,543,928
     DeVry Inc. Common Stock
       (2,172,154.892 and 2,107,341.729
       units at June 30, 2003 and 2002,
       respectively)                         15,409,267       14,633,381

     All other investments                   19,991,385       22,267,584
                                           ------------     ------------
                                          $ 153,103,637    $ 140,587,223
                                           ============     ============

4. Tax Status:
   ----------
   The Plan has received a favorable determination letter from the Internal Revenue Service dated April 20, 1995. Furthermore, the Company believes the Plan has been administered in accordance with Internal Revenue Code requirements and is therefore exempt from federal income taxes.

                     Supplemental Schedule


                                  DEVRY INC.
                       PROFIT SHARING RETIREMENT PLAN
                       ------------------------------
                 FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
                   -----------------------------------------
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------
                               AT JUNE 30, 2003
                               ----------------

(a)           (b)                            (c)                         (d)           (e)
     Identity of issue, borrower,
     Lessor, or similar party      Description of Investments            Cost      Current Value
     ----------------------------  --------------------------            ----      -------------
  *  American Express Trust        U.S.Government Securities
                                   Fund II (7,805,074.070 units)    $  7,805,074    $  7,805,074

     Connecticut General Life      CIGNA Income Fund
     Insurance Company             (3,618,843.219 units)              37,919,358      42,926,718

  *  American Express Trust        AXP Diversified Bond Fund
                                   (Class Y) (1,377,332.504 units)     6,611,122       6,804,023

     AIM Advisors, Inc.            AIM Balanced Fund (Class A)
                                   (398,289.428 units)                11,153,125       8,830,077

  *  American Express Trust        American Express Trust Equity
                                   Index Fund I (104,634.927 units)    3,111,662       3,066,954

     American Century              American Century Income &
                                   Growth Fund (Advisor Class)
                                   (78,008.451 units)                  1,959,456       1,884,684

  *  American Express Trust        AXP New Dimensions Fund
                                   (Class Y) (126,452.890 units)       2,847,797       2,714,943

     Bank of America               Large Cap Core Fund
                                   (5,973,605.029 units)              55,089,065      39,748,368

     Janus Capital Corporation     Janus Overseas Fund
                                   (122,955.787 units)                 2,334,016       2,000,491

  *  American Express Trust        American Express Trust
                                   Emerging Growth Fund II
                                   (1,158,160.553 units)              23,725,832      18,392,748

  *  American Express Trust,       DeVry Stock Fund
     Trustee                       (2,172,154.892 units)              20,205,960      15,409,267

  *  American Express Trust,       Participant Loans (Interest
     Trustee                       rates of 5.25% to 10.50%)                   -       3,494,220

  *  American Express Trust        Cash                                   26,070          26,070
                                                                     ------------    -----------
                                                                    $172,788,537    $153,103,637
*Indicates party-in-interest.                                        ===========     ===========
